_________________________________________________

Lamar M. Chambers Senior Vice President and Chief Financial Officer	Ashland Inc. 50 E. RiverCenter Blvd., P.O. Box 391 Covington, KY 41012-0391 Tel: 859 815-4341, Fax: 859 815-5895

January 28, 2013

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Ashland Inc.
Form 10-K for the Year Ended September 30, 2012
Filed November 19, 2012
File No. 1-32532

Dear Mr. Decker:

Set forth below are responses from Ashland Inc. (“Ashland” or “we”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated January 22, 2013, concerning Ashland’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012.

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response.  The Comments are highlighted in bold.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2012

General

Comment 1

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

Response 1

Where a comment below requests that additional disclosures or other revisions be made, we have included a draft of the disclosures or revisions within our responses.  We will also include such disclosures or revisions in our future filings, including interim filings, as applicable, consistent with the responses outlined below.

U.S. Securities and Exchange Commission
January 28, 2013

Management’s Discussion and Analysis (“MD&A”), page M-1

Results of Operations – Consolidated Review, page M-6
Use of non-GAAP measures, page M-6

Comment 2

On page M-8, you present a non-GAAP performance financial measure which removes the actuarial losses related to your defined benefit plans.  Please expand your disclosures to clearly state what the adjustment represents in the context of your pension accounting policy.  For example, you should clarify how you account for these actuarial losses in your historical financial statements.  Please also provide quantitative context for the actual and expected plan asset returns.  Specifically, please disclose the actual return on plan assets amount and corresponding percentage that has been removed in arriving at the non-GAAP financial measure as well as the expected return on plan assets amount and related percentage that is now reflected in the non-GAAP financial measure.  Please also expand your disclosures to comprehensively address why providing non-GAAP financial measures which adjust for the expense from actuarial losses provides useful information to investors.  Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and Item 2.02 of Form 8-K.

Response 2

We have noted your comment on our disclosure related to our pension and other postretirement benefit plans actuarial gain or loss presentation as a non-GAAP performance financial measure.  In our 2012 Form 10-K filing, we disclosed the current and historical treatment of the actuarial gain or loss for pension and other postretirement plans in the context of our accounting policies on pages M-12, M-30 and F-48.  In future filings, we will enhance the disclosure within the MD&A under Results of Operations – Consolidated Review – “Use of non-GAAP measures” through the addition of the following discussion:

“In accordance with U.S. GAAP, Ashland recognizes actuarial gains and losses for defined benefit pension and other postretirement benefit plans annually in the fourth quarter of each fiscal year and whenever a plan is determined to qualify for a remeasurement during a fiscal year.  Actuarial gains and losses occur when actual experience differs from the estimates used to allocate the change in value of pension and other postretirement benefit plans to expense throughout the year or when assumptions change, as they may each year.  Significant factors that can contribute to the recognition of actuarial gains and losses include changes in discount rates used to remeasure pension and other postretirement obligations on an annual basis or upon a qualifying remeasurement, differences between actual and expected returns on plan assets and other changes in actuarial assumptions, for example the life expectancy of plan participants.  Management believes Adjusted EBITDA, which excludes the impact of actuarial gains and losses, provides investors with a meaningful supplemental presentation of Ashland’s operating performance.  Management believes these actuarial gains and losses are primarily financing activities that are more reflective of changes in current conditions in global financial markets (and in particular interest rates) that are not directly related to the underlying business and that do not have an immediate, corresponding impact on the compensation and benefits provided to eligible employees and retirees.  For further information on the actuarial assumptions and plan assets referenced above, see MD&A – Application of Critical Accounting Policies – Employee benefit obligations and Note M of Notes to Consolidated Financial Statements.”

In addition, in future filings, we will enhance the disclosure within the MD&A – Application of Critical Accounting Policies – Employee benefit obligations section, where actual and expected plan assets are disclosed, by including the following table, which further describes the components of the “Actuarial loss on pension and other postretirement plan remeasurement” caption within the table on page M-8, for each year presented, in our 2012 Form 10-K.  Also, we will include a footnote reference for this caption that refers back to the Application of

U.S. Securities and Exchange Commission
January 28, 2013

Critical Accounting Policies – Employee benefit obligations section for supplemental information on the components of this adjustment.

	September 30
(In millions)	2012	2011	2010
Actuarial (gain) loss on pension and other postretirement plan remeasurement:
Change in discount rate and other actuarial assumptions	$624	$178	$482
Actual return on plan assets	(357)	(121)	(348)
Expected return on plan assets	226	226	216
Curtailment (gain) or loss in continuing operations	-	-	(24)
Less actuarial (gain) loss recognized in discontinued operations	-	(35)	64
Less curtailment (gain) or loss in discontinued operations	-	-	(6)
	$493	$318	$268

Unallocated and Other, page M-20

Comment 3

You indicate that unallocated and other includes pension and other postretirement net periodic costs that have not been allocated to business segments.  Please discuss and disclose the business reasons for changes in pension and other postretirement net periodic costs for all periods presented.

Response 3

We have noted your request for disclosure of the business reasons for changes in pension and other postretirement net periodic costs.  In future filings we will expand our disclosures within this section of the MD&A to discuss the underlying factors that result in such changes.  The following is an example of our revised disclosure for the three years ended September 30, 2012.

“Unallocated and other recorded costs were $562 million for 2012, $384 million for 2011 and $308 million for 2010.  Unallocated and other includes pension and other postretirement net periodic costs and income that has not been allocated to business segments.  These include interest cost, expected return on assets and amortization of prior service cost, which resulted in income of $33 million and $14 million during 2012 and 2011, respectively, and expense of $5 million during 2010.  Unallocated and other also includes net actuarial gains and losses on pension and other postretirement plan remeasurements, which resulted in losses of $493 million, $318 million and $268 million during 2012, 2011 and 2010, respectively.  Fluctuations in these amounts from year to year result primarily from changes in the discount rate, but are also partially affected by differences between the expected and actual return on plan assets during each year as well as changes in other actuarial assumptions.  For additional information regarding the actual remeasurements for certain key assumptions for each year, see MD&A – Application of Critical Accounting Policies – Employee benefit obligations and Note M of Notes to Consolidated Financial Statements.”

In future filings we will also revise within this section of the MD&A our presentation of the components of unallocated costs to separately disclose actuarial gains or losses on pension and other postretirement benefit plan remeasurements from the pension and other postretirement benefit plan net periodic income or expense (excluding service cost).  The following is an example of our revised table in the 2012 Form 10-K for the three years ended September 30, 2012.

U.S. Securities and Exchange Commission
January 28, 2013

	September 30
(In millions)	2012	2011	2010
Actuarial loss on pension and other postretirement plan remeasurement	$493	$318	$268
Pension and other postretirement net periodic (income) expense (a)	(33)	(14)	5
Restructuring activities (includes severance, integration and stranded divestiture costs)	85	60	31
Environmental reserves for divested businesses	14	18	-
Other	3	2	4
Total unallocated cost	$562	$384	$308

(a) Amounts exclude service costs of $38 million, $42 million and $54 million during 2012, 2011 and 2010, respectively, which are allocated to Ashland's business segments.

Liquidity, page M-21

Operating Activities, page M-21
Note Q – Segment Information, page F-47

Comment 4

On pages M-22 and F-50, you refer to your actuarial loss on pension and postretirement plans as noncash adjustments.  Please note that you should not refer to your pension and postretirement plan adjustment as a noncash charge as pension liabilities are ultimately settled in cash.  Please revise your disclosure accordingly.

Response 4

We have noted your comment regarding our disclosure of actuarial losses on pension and other postretirement benefit plans as noncash adjustments.  In future filings we will no longer refer to these adjustments as noncash.

While we acknowledge that net actuarial pension and other postretirement benefit plan adjustments may  ultimately be settled in cash, the purpose of the referenced disclosure on page F-50 of Ashland’s 2012 Form 10-K is to display operating income items that did not affect cash during the years presented.  In order to clarify this point in future filings, we will adjust the lead in heading and subtopic heading within this table to read as follows: “Operating income not affecting cash during the year” and “Other items.”  In addition, for further clarification on the cash treatment of this adjustment, we will add a footnote reference to the Unallocated and other segment under the “Other items” subtopic heading that states the following: “Includes actuarial loss on pension and other postretirement benefit plan remeasurement of $493 million in 2012, $318 million in 2011 and $268 million in 2010.  While these adjustments did not impact funding in the period recorded, they may ultimately impact the required funding of our defined benefit plans in future years.”

Financial Statements

Note E – Unconsolidated Affiliates, page F-19

Comment 5

Given that your equity income for the year ended September 30, 2012 significantly exceeds your loss from continuing operations before income taxes, please tell us what consideration you gave to Rule 3-

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January 28, 2013

09 of Regulation S-X in determining whether to provide separate financial statements for any significant equity method investment.  Please provide us with your significance tests for fiscal 2012.

Response 5

Ashland has previously addressed with, and received relief from, the SEC with respect to the requirements of Rule 3-09 of Regulation S-X (“Rule 3-09”) for the year ended September 30, 2012.

By letter dated January 8, 2013, Ashland requested that the Division of Corporation Finance grant relief from the requirements of Rule 3-09 and accept Ashland’s disclosure of summary financial data under Rule 4-08(g) of Regulation S-X (“Rule 4-08(g)”) in Ashland’s Annual Report on Form 10-K for the year ended September 30, 2012.  Ashland’s request included, among other information, the Rule 3-09 significance test for the year ended September 30, 2012.

By letter dated January 15, 2013, the SEC indicated that the Staff did not object to Ashland’s request.

Ashland acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and that Ashland may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the information contained in this letter is responsive to the Comments in the Comment Letter.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call David A. Rines, Senior Group Counsel, or Michael A. Meade, Assistant Controller, at (859) 815-5100 and (859) 815-3402, respectively, if you have any questions regarding this submission.

Sincerely,

/s/ Lamar M. Chambers
Lamar M. Chambers
Senior Vice President and Chief Financial Officer

cc:         Ernest Greene, Staff Accountant